Mail Stop 4561

May 19, 2006

Josh James, Chief Executive Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097

> **RE: Omniture, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-132987**
> **Amendment Filed: May 8, 2006**

Dear Mr. James:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note your response to our prior comment 3 of our letter dated May 1, 2006 and we reissue a part of the comment. Please confirm that you have not circulated and will not circulate copies of the registration statement until you include an estimated price range and maximum number of shares and all other information except for that which you may exclude in reliance on Rule 430A.

2. We note your submissions in response to our prior comment 4 of our letter dated May 1, 2006. With respect to the second portion of the Artwork labeled "Mylar Insert/Wrap", please explain the context for the graphics provided in the transparent film sheet. The references to "Clicks", "Revenue", "Rank", and the quantitative information provided for each of these items is difficult to comprehend without some discussion of the context in which the information is being provided. Provide a similar explanation for the two larger graphics identifying "Selected Events".

Prospectus Summary

3. Refer to our prior comment 7 of our letter dated May 1, 2006. It appears as though you have relied on market analyses and industry reports to substantiate your assertion that you are "the leading provider of online business optimization software". You should disclose your reliance on these sources. In addition, as indicated in prior comment 8, tell us whether these sources are publicly available and whether there is a charge for obtaining the information. If any source is not available for no charge or nominal charge, the company must provide a consent for the use of the information or adopt it as the company's own. Revise as appropriate and consider whether a revision should be made to the information contained in the Artwork labeled "Inside Back Cover Panel 5" which includes a statement that you are "The Leader in Web Analytics & Online Business Optimization".

4. In your response to our prior comment 8 of letter dated May 1, 2006, we note your statement that each of the reports, analyses, or other publication used to substantiate the disclosures highlighted in your response "is publicly available on a subscription basis". Please advise us of the price of the subscription to each report, analysis, or other publication used to substantiate your statements. The staff will then evaluate whether the publications are publicly available for no charge or nominal charge.

Use of Proceeds

5. We note your response to our prior comment 14 of our letter dated May 1, 2006 and we reissue the comment. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. Since it appears as though you have earmarked certain funds to be used for "expansion" of your "sales and marketing organization"; "investments" in your "network infrastructure"; and "development and expansion" of your "service offerings", investors are entitled to a meaningful description of how the company intends to utilize the money generated from the transaction. You should consider adding disclosure that discusses the items that comprise each of these uses. Revise as appropriate.

Intellectual Property, page 58

6. Please disclose the duration and effect of your 5 issued United States patents. See Item 101(c)(1)(iv) of Regulation S-K.

Josh James
Omniture, Inc.
May 1, 2006
Page - 3 -

Principal and Selling Stockholders,

7. We note your response to our prior comment 28 of our letter dated May 1, 2006 and remind you to provide appropriate Item 507 disclosure as soon as it becomes available.

Part II – Information Not Required in Prospectus

8. As applicable, please provide the undertakings required by Item 512(a)(5).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact April Coleman at (202) 551-3458 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen, Special Counsel, at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Robert G. O'Connor, Esq.
        by facsimile at 801-993-6499